[GRAPHIC]                7961 SHAFFER PARKWAY
                         SUITE 5
                         LITTLETON, COLORADO 80127
                         TELEPHONE (720) 981-1185
                         FAX (720) 981-1186

                                            Trading Symbol: VGZ
                                            Toronto and American Stock Exchanges


____________________________________________________  N E W S  _________________


             VISTA GOLD CORP. ANNOUNCES SECOND QUARTER 2000 RESULTS

DENVER, COLORADO, AUGUST 8, 2000 - Vista Gold Corp. announced a net loss of $775,000, or $0.01 per share, for the three months ended June 30, 2000 as compared to a net loss of $4.5 million, or $0.05 per share, for the same period in 1999. The primary reason for the improvement and decrease in net losses was the discontinuance of operations at the Mineral Ridge Mine, which operated at a loss in 1999.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                             Three Months Ended             Six Months Ended
                                                  June 30                        June 30
                                                  -------                        -------
                                           2000            1999            2000            1999
                                           ----            ----            ----            ----
Gold sales                                  $1,217         $ 4,862          $2,615         $11,272
Net loss                                      (775)         (4,491)           (917)         (7,536)
Earnings (loss) per share                   $(0.01)        $ (0.05)         $(0.01)        $ (0.08)

Weighted average shares outstanding     90,715,040      90,715,040      90,715,040      90,715,040


                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

Hycroft mine gold production            4,212    10,104     9,139    25,874
Mineral Ridge mine gold production          -     7,908         -    11,398
                                       -----------------   -----------------
  Total gold production                 4,212    18,012     9,139    37,272


At the Hycroft mine, production (from ore previously mined and placed on the leach pads) is expected to be 12,000 ounces for year 2000. The Corporation has recently completed a feasibility study indicating favorable economics for restarting the Hycroft operation at a spot gold price of $300 per ounce. Vista is continuing to study other production models, which may support a restart of mining at prices below $300 per ounce.

Exploration activities at Hycroft are being directed towards the previously announced geochemical anomaly and have revealed a 2000-foot long silicified fault breccia in the foot-wall of the structure that defines the east margin of the Brimstone pit. The silicified breccia has been mapped with widths ranging from 20 to 120 feet. The zone has consistently anomalous gold and silver values, with gold

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ranging from .006 to .014 ounces per ton, and silver values ranging from one to five ounces per ton. Secondary oxidized silver values over 30 ounces per ton have been obtained from chip samples of five feet in width. The zone is a new target, which offers the opportunity to increase the current Brimstone oxide ore reserves.

In the immediate foot-wall of this silicified structure, chalcedonic veins and pyritic silicification have been sampled. Vein widths of up to three feet have been encountered with neighboring pyritic silicification reaching widths of five feet. Silver values of ten to 30 ounces per ton have been obtained in five-foot chip samples and while this zone has not yet been drilled by Vista, it indicates that higher grade, vein type mineralization is present on the Hycroft Property.

In light of the continued low gold prices, the Corporation has taken many steps to reduce the cost of its activities including significant reduction in holding costs. It is anticipated that the current cash position ($0.9 million, including unsold gold bullion), together with revenue from expected gold production and the effect of reduced expenditure levels will be sufficient to meet the Corporation's needs into 2001. The Corporation together with its financial advisor is examining a number of alternative corporate strategies. Vista also has contingency plans to dispose of surplus equipment, should it be necessary, which would provide an estimated additional one-year of funding at current expenditure levels.

The Corporation has relocated its executive office to 7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127. The new telephone number is (720) 981-1185 and the facsimile number is (720) 981-1186.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                    ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.